EXHIBIT 99.1

27 January 2004	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5305 Fax (02) 8274 5218

GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing of its 3rd Quarter Results on Thursday, 12 February 2004 in Sydney and on Friday, 13 February 2004 in Melbourne.

The management briefing in Sydney will commence at 11.00am. A teleconference and audio webcast will be available on the following:

Domestic: 03 8660 4927
International: +61 3 8660 4927
URL: http://blacksheepevents.apstream.net/jamesHardieFeb04/

Yours faithfully

/s/ Greg Baxter

GREG BAXTER
EXECUTIVE VICE PRESIDENT